SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification
of
The Connecticut Light and Power Company
with respect to Financing of Pollution Control Facilities

Certificate is filed by:  The Connecticut Light and Power Company (the
"Company")

    This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of the security or securities:As described in the Company*s Form U-6B-2 filed on May 22, 1996 (the "Original Form"), pursuant to the Loan Agreement dated as of May 1, 1996 (the "Loan Agreement"), between the Company and the Connecticut Development Authority (the "Authority"), the Company issued its promissory note in the principal amount of $62,000,000 (the "Promissory Note") to evidence its obligation to repay the loan made to it by the Authority of the proceeds of the Authority*s $62,000,000 Pollution Control Revenue Bonds issued by the Authority on the Company*s behalf (the "Bonds"). The Bonds were initially supported by a letter of credit (the "Letter of Credit") issued by Canadian Imperial Bank of Commerce, New York Agency ("CIBC") pursuant to the Letter of Credit and Reimbursement Agreement dated as of May 1, 1996 (the "Reimbursement Agreement"), among the Company, CIBC, and the Co-Agent and the Participating Banks referred to therein. In connection with various modifications to the transactions referred to in the Original Form, on January 23, 1997, the Company terminated the Letter of Credit and provided support for the Bonds in the form of (i) a municipal bond insurance policy issued by AMBAC Indemnity Corporation and (ii) the Standby Bond Purchase Agreement dated January 23, 1997, among the Company, Societe Generale, New York Branch, and Fleet National Bank, as trustee (the "Trustee"). In addition, the Promissory Note was cancelled and replaced by the Company*s First and Refunding Mortgage Bonds, 1996 Series B (the "1996 Series B Mortgage Bonds") which were issued pursuant to the Supplemental Indenture dated as of January 1, 1997 to the Indenture of Mortgage and Deed of Trust dated as of May 1, 1921 between the Company and Bankers Trust Company, as trustee (collectively, the "Mortgage Indenture"). Upon the issuance of the 1996 Series B Mortgage Bonds and the termination of the Letter of Credit, the Second Mortgage (as defined and referred to in the Original Form) was released to the extent that it secured the Company*s repayment obligations under the Loan Agreement and the Reimbursement Agreement. The Loan Agreement was amended and restated as of January 1, 1997 in order to effect the foregoing.

2. Issue, renewal or guaranty: The Company has issued the 1996 Series B Mortgage Bonds in return for the cancellation of the Promissory Note and the release of the Second Mortgage as described in Paragraph 1 above.

3.  Principal amount of each security:  $62,000,000.

4. Rate of interest per annum of each security: As discussed in the Original Form, pursuant to the Loan Agreement, the Company is obligated to make loan payments equal to the amount payable as principal of, premium, if any, or interest due on the Bonds outstanding on such date. The Bonds may bear interest at daily, commercial paper, weekly, mutiannual, or fixed rates. The Bonds were initially issued bearing interest at weekly rates. The interest rate currently applicable to the Bonds (and therefore the 1996 Series B Mortgage Bonds) is approximately 3.5%.

5. Date of issue, renewal or guaranty of each security: As described in the Original Form, the Bonds and the Promissory Note were issued on May 21, 1996. The Promissory Note was cancelled and the 1996 Series B Mortgage Bonds were issued on January 23, 1997.

6.  If renewal of security, give date of original issue:   N/A.

7. Date of maturity of each security: The Bonds, and therefore the 1996 Series B Mortgage Bonds, mature on May 1, 2031.

8.  Name of the person to whom each security was issued, renewed or guaranteed:
As described in the Original Form, the Promissory Note was issued to the Authority and then assigned by the Authority to the Trustee as security for the Bonds. The Bonds were issued to Goldman, Sachs & Co. and Advest, Inc., underwriters, and then sold by such underwriters to the public. Upon the cancellation of the Promissory Note, the 1996 Series B Mortgage Bonds were issued to the Trustee as further security for the Bonds.

9. Collateral given with each security, if any: The 1996 Series B Mortgage Bonds are secured under the Mortgage Indenture by a first lien on substantially all of the Company*s utility property.

10. Consideration received for each security: As described in the Original Form, the Bonds were sold to the underwriters at 99.5% and to the public at 100%. The Company received the net proceeds from the sale of the Bonds in exchange for the Promissory Note. In exchange for the cancellation of the Promissory Note, the Company issued the 1996 Series B Mortgage Bonds.

11. Application of proceeds of each security: As described in the Original Form, the net proceeds from the sale of the Bonds received in exchange for the Promissory Note were used to finance a portion of the Company*s cost of acquiring, constructing, and installing certain pollution control and/or sewage or solid waste disposal facilities at the Millstone 3 nuclear electric generating plant located in Waterford, Connecticut, plus related issuance expenses. The modifications described herein generated no additional proceeds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a.  the provisions contained in the first sentence of Section 6(b):

b.  the provisions contained in the fourth sentence of Section 6(b):

c.  the provisions contained in any rule of the Commission other than Rule U-
    48:  X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centrum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from
Section 6(a) of the Act granted by the first sentence of Section 6(b).)N/A

14. If the security or securities are exempt from the provision of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: N/A

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:Rule 52

                   THE CONNECTICUT LIGHT AND POWER COMPANY



                   By_________________________/s/ Rebecca Matthews Parent
                   Rebecca Matthews Parent
                   Day, Berry & Howard
                   CityPlace I
                   Hartford, CT 06103-3499
                   Its Attorney

Date:      January 31, 1997